7337 East Doubletree Ranch Road, Suite 100
Scottsdale, AZ 85258

August 28, 2013

VIA EDGAR

Ms. Amy Miller, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          ING Mutual Funds

(SEC File No. 333-56094 and 811-07428)

Dear Ms. Miller,

This letter responds to comments provided from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC” or “Commission”) to the undersigned on August 16, 2013 in connection with the Pre 14C (the “Information Statement”) that was filed on August 7, 2013, by ING Multi-Manager International Equity Fund (the “Fund”). Set forth below are the comments received from the Staff and the Registrant’s responses thereto.

1.              Comment: Please include the Schedule A to each form of Sub-Advisory Agreement included in Appendix B.

Response:  The Fund has included each Schedule A.

2.              Comment:  Please provide the usual Tandy representation.

Response:  The requested Tandy representation is provided as Attachment A.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2650.

Sincerely,

/s/Kristen Freeman
Kristen Freeman
Vice President and Counsel
ING Investment Management – ING Funds

Attachments

cc:           Huey P. Falgout, Jr., Esq.

Attachment A

7337 East Doubletree Ranch Road, Suite 100
Scottsdale, AZ 85258

August 28, 2013

VIA EDGAR

Ms. Amy Miller, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          ING Mutual Funds

(SEC File No. 333-56094 and 811-07428)

Dear Ms. Miller:

ING Mutual Funds (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
ING Investment Management – ING Funds

Attachments

cc:           Jeffrey S. Puretz, Esq.

Dechert LLP